[Letterhead of T-Mobile US, Inc.]

October 29, 2018

Via EDGAR and Email

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Larry Spirgel, Esq.
Joshua Shainess, Esq.
Office of Telecommunications

Re:	T-Mobile US, Inc.
Registration Statement on Form S-4
Filed July 30, 2018
File No. 333-226435

Dear Messrs. Spirgel and Shainess:

Reference is made to the Registration Statement on Form S-4 (File No. 333-226435) (the “Registration Statement”) filed by T-Mobile US, Inc. (the “Company”) with the U.S. Securities and Exchange Commission (the “Commission”) on July 30, 2018, as amended on October 1, 2018 and October 19, 2018.

The Company hereby requests that the Registration Statement be made effective at 4:00 p.m. Eastern Time on October 29, 2018, or as soon as possible thereafter, in accordance with Rule 461 of the General Rules and Regulations promulgated under the U.S. Securities Exchange Act of 1933, as amended.

If you have any questions concerning this letter, or if you require any additional information, please contact the undersigned at (425) 383-8319, or David K. Lam at (212) 403-1394, Adam O. Emmerich at (212) 403-1234 or Mark A. Stagliano at (212) 403-1060.

Very truly yours,

/s/ Broady Hodder
Broady Hodder
Vice President and Assistant Secretary, T-Mobile US, Inc.

Cc:	J. Braxton Carter, T-Mobile US, Inc.
David A. Miller, T-Mobile US, Inc.
Stefan K. Schnopp, Sprint Corporation
Brandon C. Parris, Morrison & Foerster LLP
Adam O. Emmerich, Wachtell, Lipton, Rosen & Katz
David K. Lam, Wachtell, Lipton, Rosen & Katz
Mark A. Stagliano, Wachtell, Lipton, Rosen & Katz